Exhibit 99.1

Activities Corporate Presentation | August 2018 ™

T his presentation of Foresight Autonomous Holdings Ltd. (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “beli eve s,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, Foresight is using forward - looking statements in this presentation when it discusses closing the merger agreement with Tamda Ltd., if at all, plans and objectives for Eye - Net and of the merged company, including integration with one of the leading cellular service providers in Israel, condu cting a large - scale trial in Israel and a very large - scale trial in Israel and abroad. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projectio ns, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, t her e can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what i s e xpressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the r isks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Co mmi ssion (“SEC”) including, but not limited to, the risks detailed in the Company’s registration statement on Form 20 - F, filed with the SEC. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to ref lect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking inform ation except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference s hould be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements. Forward - Looking Statements 2

● Eye - Net™ is a V 2 X (vehicle - to - everything) cellular - based accident prevention solution, designed to provide real - time pre - collision alerts to pedestrians and vehicles by using smartphones and relying on existing cellular networks. ● Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), is a technology company engaged in the design, development and commercialization of stereo/quad - camera vision systems and V 2 X cellular - based solutions for the automotive industry. ● Eye - Net Mobile Ltd. was incorporated in May 2018 in order to capture the assets of Foresight Automotive's Eye - Net™ development activities, then merge it with a stock exchange company. Eye - Net Mobile is fully owned by Foresight Holdings. ● In March 2018 , the Eye - Net™ demo system was tested by 120 users, deployed across Israel. In June 2018 , a controlled trial of the Eye - Net™ system was successfully completed in collaboration with the city of Ashdod and NoTraffic Ltd. The trial included integration with NoTraffic’s smart infrastructure system. ● In April 2018 , Foresight submitted a patent cooperation treaty application (PCT) for the Eye - Net™ system. About Eye - Net™ 3

● On May 8 , 2018 , Foresight Autonomous Holdings Ltd. signed a merger agreement with Tamda Ltd. (TASE: TMDA) and its controlling shareholder, Apex Issuances Ltd. ● According to the agreement, Foresight will spin off its activities dedicated to the development of its Eye - Net TM accident prevention system into its wholly owned subsidiary, Eye - Net Mobile Ltd. (“Eye - Net Mobile”), and then merge Eye - Net Mobile into Tamda. ● According to the agreement, Foresight will transfer to Eye - Net Mobile, all of Foresight’s rights in its Eye - Net TM activities, including intellectual property, for no consideration. Upon the closing of the merger transaction, Foresight will transfer 100 % of the share capital of Eye - Net Mobile to Tamda in return for approximately 74.49 % of Tamda’s share capital as of the closing date of the transaction. Furthermore, Tamda will have no assets, liabilities or obligations of any kind and will have net cash of NIS 2,000,000 upon the closing of the transaction. ● Upon closing, Foresight will begin to provide development and other services to the merged company, as required periodically by the merged company, for further development of the Eye - Net TM system. Merger of Eye - Net ™ Activities with Tamda The closing of the merger agreement is subject to the fulfillment of customary closing conditions, including obtaining the ap pro val of Tamda’s shareholders (scheduled to convene on August 27 , 2018 ), the Tel Aviv Stock Exchange, certain court approvals with respect to an arrangement of Tamda’s creditors, if any, a pre - rulin g from the Israeli Tax Authority and other conditions necessary for the up - listing of Tamda to the TASE’s main list. 4

● Eye - Net™ is a V 2 X (vehicle - to - everything) cellular - based accident prevention solution ● A cellular application, works on existing mobile networks ● Works on iOS, Android, and car infotainment systems (SIM - based) ● The application runs in the background, does not interfere with ongoing activities, and provides real - time alerts about oncoming collisions ● Targeting all road users including pedestrians, cyclists and vehicles ● Designed for scenarios beyond the line of sight The Eye - Net™ System 5

The Problem in Casualties High percentage of casualties among pedestrians and cyclists Source: Trends in Road Safety in Israel 2015 , Israel National Road Safety Authority, Sptember 2016 6 The % of pedestrians killed out of the total number of fatalities in road accidents in 2014

The Problem in Financial Terms 7 Beyond grief – high economic price is being paid for each accident:

● There are currently two main technologies being developed to target accident prevention for all road users including pedestrians, cyclists and vehicles: Dedicated Short - Range Communications (DSRC) and Cellular V 2 X ● The market is adopting cellular V 2 X as the leading technology: Market Potential - Cellular Source: Secondary Literature and Markets and Markets Analysis 8

The phone is aware of its location and constantly transmits it to Eye - Net™ servers How Does It Work: 9

How Does It Work: 10 The Eye - Net™ servers send the location of other devices in the vicinity to each device, effectively making each device aware of the road users around it

The Eye - Net™ application constantly searches for potential collisions How Does It Work: 11

Once an oncoming collision is detected, immediate visual and audio alerts are sent out to all users involved How Does It Work: 12

Eye - Net ™ System Capabilities The application runs as a background process on iOS and Android - based mobile phones Real time monitoring for potential hazards and probable collisions Provides immediate visual, audio and haptic alerts Supports both urban and highway environments Advanced algorithm for network latency compensation Real - time dynamic dashboard for traffic monitoring and “red zone” alerts 13

Eye - Net ™ System Advantages Relies on existing infrastructure Requires no special certification Protects both vehicles and pedestrians Compatible with smartphones and car infotainment systems (SIM - based) Real - time and past traffic analyses as tool for municipal authorities 14

Completed: March 2018 Demo version, completion of POC. Multi - participant trial (120 participants - Foresight company employees and friends) May 2018 Smart infrastructure integration trial, in collaboration with Ashdod municipality and No Traffic Ltd. Planned: Q3 2018 Integration with one of the leading cellular service providers in Israel Q1 2019 Large - scale trial in Israel (thousands of participants) Q4 2019 Very large - scale trial (tens of thousands of participants), in Israel + one area abroad Roadmap 15

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